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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        April 11, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	April 11, 2006	By	/ s / Gary Bridger
(Signature)*
Gary Bridger, Chief Scientific Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Computershare Trust Company of Canada Stock Transfer Services 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: (604) 661-9400 Fax: (604) 669-1548

April 11, 2006

Re:        AnorMED Inc. ("AnorMED")

We write in our capacity as transfer agent for AnorMED.

We enclose copies of the following documents:

1.

A correction notice in connection with the special meeting of the holders of common shares of AnorMED to be held on Friday, April 21, 2006 (the "Meeting").

2.

Blue Proxy solicited on behalf of the management of AnorMED ("Management") for the Meeting.

3.

Yellow Proxy solicited by or on behalf of Baker Bros. Advisors, LLC ("Baker Bros.") for the Meeting.

4.

Prepaid envelopes to return the Blue or Yellow Proxies to Management or Baker Bros., as the case may be.

Yours truly,

Computershare Investor Services Inc.

“Chad Emnace”

Relationship Manager

Client Services

IN CONNECTION WITH THE SPECIAL MEETING OF
HOLDERS OF COMMON SHARES OF

ANORMED INC.

TO BE HELD ON FRIDAY, APRIL 21, 2006

As a result of a petition brought by Anormed Inc. on April 10, 2006, the Supreme Court of British Columbia has ordered that Baker Bros. Advisors, LLC issue this correction, pursuant to s. 154(1)(b) of the Canada Business Corporations Act, to correct certain incorrect statements found in the Concerned Shareholders Proxy Circular prepared by Baker Bros. Advisors, LLC dated March 29, 2006 (the “Dissident Proxy Circular”) and previously delivered to shareholders.

1.

The Dissident Proxy Circular, at page 20, stated that the Management Proxy Circular, dated March 22, 2006, failed to accurately describe the conclusions that the Special Financing Committee of AnorMED Inc. received from Blair Franklin Capital Partners Inc. (“Blair Franklin”).

2.

The Management Proxy Circular, dated March 22, 2006, stated more fully the independent financial advice and recommendation in favour of bought deal financing  that AnorMED Inc. received from Blair Franklin.

3.

The Dissident Proxy Circular, at page 20, also quoted two passages from the Blair Franklin report.  These quotations were incomplete.  The full quotations are as follows, with the portions omitted in the Dissident Proxy Circular reprinted in bold:

(a)

Blair Franklin Report, paragraph 4:

After fully reviewing our understanding of the current financial position of AnorMED and the relative merits of a Bought Deal and a Rights Offering we believe that both options have merit; however, we recommend that AnorMED pursue the bought deal.

(b)

Blair Franklin Report, paragraph 8:

We note that to the extent shareholders view the Company as materially undervalued, a Rights Offering would ensure that shareholders can avoid dilution whereas if a Bought Deal is pursued it is likely that a current shareholder would only be able to partially offset dilution by participating in that deal.  We recommend that AnorMED facilitate as much as possible current shareholder participation in any Bought Deal.

4.

The text of the Blair Franklin report can be found on the corporate website of AnorMED Inc. (www.anormed.com).

5.

By order of the Supreme Court of British Columbia, a copy of this correction is to be sent to each person who has been provided with a copy of the Management Proxy Circular and/or the Dissident Proxy Circular and to include its publication at all locations where the Management Proxy Circular and/or the Dissident Proxy Circular is available for viewing or publication.

April 10, 2006

AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia, Canada, V2Y 1N5 Tel. No. (604) 530-1057 Fax No. (604) 530-0976

FORM OF PROXY (REGISTERED SHAREHOLDERS)

This Blue Proxy is solicited on behalf of the management of AnorMED Inc. (the “Corporation” or “AnorMED”) for the Special  Meeting of Shareholders on April 21, 2006 (the “Meeting”).  At the Meeting, holders of Common shares of the Corporation (“Common Shares”) are entitled to vote by virtue of the rights attached to such shares.  Holders of Common Shares are entitled to one vote for every Common Share held.

THIS BLUE PROXY MUST BE RECEIVED NO LATER THAN 10:00 A.M. (VANCOUVER TIME) ON APRIL 19, 2006 (SEE BACK FOR DELIVERY INSTRUCTIONS).

The undersigned hereby appoints DAVID SCOTT, Chairman of the Corporation,  or failing him, MICHAEL J. ABRAMS, President and Chief Executive Officer of the Corporation, or instead of either of them                                                             , as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or an adjournment thereof.

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll or ballot as follows:

Shareholders are recommended to VOTE FOR ITEM 1

1.

VOTE FOR □  or VOTE AGAINST □  or, if no specification VOTE FOR the ordinary resolution to remove from office all of the current directors of the Corporation and to fill the director vacancies with AnorMED’s nominees: David Scott, Michael Abrams, Jeanette C. Fritzky, William L. Hunter, Michael Van Every, Michael J. Cleare, Julia Levy and Colin Mallet, to hold office until the close of the next annual meeting of Shareholders of the Corporation.

Shareholders are recommended to VOTE AGAINST ITEM 2

2.

VOTE FOR □  or VOTE AGAINST □  or, if no specification made, VOTE AGAINST the ordinary resolution to vote on a request received by the Corporation from certain shareholders (“Dissidents”) of the Corporation to remove from office all of the current directors of the Corporation and to fill the director vacancies with the Dissidents’ nominees: Felix J. Baker, Joseph P. Dougherty, Henry J. Fuchs, Kenneth Galbraith, Jacques Lapointe, I. Berl Nadler, Kelvin Neu and Klaus R. Veitinger, to hold office until the close of the next annual meeting of Shareholders of the Corporation.

The Instructions  on the reverse are incorporated into and form part of this Blue Form of Proxy.

The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this             day of                                 , 2006.

SIGNATURE OF SHAREHOLDER

Title, if applicable:

Phone Number:

INSTRUCTIONS FOR COMPLETION OF BLUE PROXY
YOU MUST ACT QUICKLY FOR YOUR VOTE TO COUNT –
VOTE YOUR PROXY TODAY USING ONE OF THE METHODS AVAILABLE BELOW.

1.

This BLUE Form of Proxy is solicited by Management of the Corporation. See the Management Proxy Circular for more detailed information.

2.

This Proxy must be signed by you, the registered Shareholder or your attorney duly authorized in writing. If you are a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or such other documentation in support as shall be acceptable to the Chairman of the meeting, or a notarial copy thereof, must accompany the Form of Proxy.

3.

If this Blue Form of Proxy is not dated in the space provided on the front of this Proxy, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

4.

The Common Shares represented by this BLUE Form of Proxy will be voted for or against the item, in accordance with the instructions given, on any poll of a resolution or ballot that may be called for.  If you, the registered Shareholder, have specified a choice with respect to any of the items above, the Common Shares will be voted in accordance with that choice.  In the absence of instructions made on a Form of Proxy, it is the intention of the Management designee, if named as Proxyholder, to vote in favour of Item 1 and vote against Item 2.

This Proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and Management Proxy Circular and with respect to other matters which might properly come before the Meeting.  The Common Shares represented by this Proxy will be voted by the appointed proxyholder with respect to all other matters that may properly come before the Meeting or any adjournment thereof as the proxyholder in its sole discretion sees fit.

5.

You, as a registered Shareholder, have the right to designate a person or company (who need not be a Shareholder of the Corporation), other than  DAVID SCOTT or MICHAEL J. ABRAMS, both directors and/or officers of the Corporation and the Management designees, to attend, act and vote for you as the registered Shareholder at the Meeting.  Such right may be exercised by inserting in the blank space provided in the Form of Proxy, the name of the person to be designated and striking out, the names of the Management designees or by completing another proper form of proxy and delivering same to the Toronto office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. Vancouver Time (1:00 p.m. Toronto Time) on April 19, 2006.

6.

Time is of the essence.  This proxy, to be effective must, be returned to and received by the Toronto office of the Corporation's registrar and transfer agent, at Computershare Investor Services Inc., Attn. Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. Vancouver Time (1:00 p.m. Toronto Time) on April 19, 2006, or in the case of any adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting.  Failure to properly complete or deposit a Proxy may result in its invalidation.  The time limit for deposit of Proxies may be waived by the Chairman in his sole discretion without notice.

PLEASE ENSURE THAT YOU:

1.

SIGN your name exactly as it appears on this Blue Proxy.

2.

Date this Blue Proxy.

3.

Return this Blue Proxy to Computershare Investor Services Inc. by using one of the following methods:

•

By FAX to (416) 263-9524

OR

•

By MAIL in the prepaid envelope provided.

If you have any questions or need assistance completing this Blue Proxy please call: Georgeson Shareholder Communications Canada Inc. Toll Free: 1-866-267-8910

ANORMED INC.

PROXY FORM (REGISTERED SHAREHOLDERS)

This Yellow Proxy is not solicited by or on behalf of the management of AnorMED Inc. ("AnorMED"). This Yellow Proxy is solicited by or on behalf of BAKER BROS. ADVISORS, LLC (the "Concerned Shareholder") for use at the special meeting of holders of common shares ("Shareholders") of AnorMED to be held on Friday, April 21, 2006 at 10:00 a.m. (Vancouver time) in the Regency "D" Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia (the "Meeting") or any adjournment(s) or postponement(s) thereof.  Shareholders are entitled to one vote for every common share of AnorMED held.

THIS YELLOW PROXY MUST BE RECEIVED NO LATER THAN 5:00 P.M. (VANCOUVER TIME) ON APRIL 18, 2006 (SEE BACK FOR DELIVERY INSTRUCTIONS).

The undersigned Shareholder hereby appoints FELIX J. BAKER, a managing member of the Concerned Shareholder, or failing him, Kenneth Galbraith, or failing him, Kelvin Neu, or, instead of either of the foregoing,                                                               (the "proxyholder"), as nominee, with full power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may come before the Meeting, or at any adjournment(s) or postponement(s) thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting, or any adjournment(s) or postponement(s) thereof, with the authority to vote at said proxyholder's discretion, except as otherwise specified below.

The undersigned hereby directs that the common shares of AnorMED held by the undersigned be voted in the following manner (check appropriate box):

Shareholders are recommended to VOTE FOR ITEM 1

1.

VOTE FOR □ or VOTE AGAINST □ or, if no specification is made, VOTE FOR the ordinary resolution to remove from office all of the current directors of AnorMED and to fill the director vacancies with the Concerned Shareholder's nominees: Felix J. Baker, Joseph P. Dougherty, Henry J. Fuchs, Kenneth Galbraith, Jacques Lapointe, I. Berl Nadler, Kelvin Neu and Klaus R. Veitinger, to hold office until the close of the next annual meeting of Shareholders (the "Concerned Shareholder Resolution").

Shareholders are recommended to VOTE AGAINST ITEM 2

2.

VOTE FOR □ or VOTE AGAINST □ or, if no specification is made, VOTE AGAINST the ordinary resolution to remove from office all of the current directors of AnorMED and to fill the director vacancies with AnorMED's nominees: David Scott, Michael Abrams, Jeanette C. Fritzky, William L. Hunter, Michael Van Every, Michael J. Cleare, Julia Levy and Colin Mallet, to hold office until the close of the next annual meeting of Shareholders (the "Management Resolution").

The instructions on the reverse are incorporated into and form part of this Yellow Form of Proxy.

The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment or postponement thereof.

DATED this ___________ day of ____________________, 2006.

__________________________________________________________
SIGNATURE OF SHAREHOLDER
Name of Shareholder (please print):
Title, if applicable:
Phone Number:

PLEASE SEE INSTRUCTIONS ON REVERSE

ANORMED INC.

INSTRUCTIONS FOR COMPLETION OF YELLOW PROXY
YOUR VOTE IS IMPORTANT YOU MUST ACT QUICKLY FOR YOUR VOTE TO COUNT

1.

This form of proxy must be signed by you, as the registered Shareholder, or by your attorney authorized in writing, or, if you are a body corporate, this form of proxy must be executed by an officer or attorney thereof properly authorized.

2.

If this form of proxy is not dated in the space provided on the front of this proxy, it shall be deemed to bear the date on which it was mailed by the Concerned Shareholder.

3.

All Shareholders should refer to the accompanying proxy circular (the "Concerned Shareholder Circular") for further information regarding completion and use of this form of proxy and other information pertaining to the Meeting.

4.

A Shareholder has the right to appoint a proxyholder, other than a person designated in this form of proxy, to attend and act on behalf of the Shareholder at the Meeting.  Such right may be exercised by either striking out the names of the persons designated herein and inserting in the blank space provided for that purpose the name of such other person or company desired by the Shareholder or by completing another form of proxy and, in either case, delivering the completed and executed form of proxy by facsimile as indicated below or mailing it in the enclosed prepaid envelope. The person so designated need not be a Shareholder, but must attend the Meeting to vote on your behalf.

5.

The common shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the Shareholder, on any ballot that may be called for and, if the Shareholder specified a choice with respect to the Concerned Shareholder Resolution or the Management Resolution, the shares will be voted accordingly. Where no choice is specified for the matters referred to in Item 1, such common shares will be VOTED FOR the Concerned Shareholder Resolution. Where no choice is specified for the matters referred to in Item 2, such common shares will be VOTED AGAINST the Management Resolution.

6.

This proxy confers discretionary authority with respect to amendment or variations to matters identified in the notice of the Meeting and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

7.

This proxy is valid only in respect of the Meeting or any adjournment(s) or postponement(s) thereof.

8.

Time is of the essence. To allow sufficient time for your proxy to be delivered for use at the Meeting, we urge you to sign, date and return your proxy so that it is received by Kingsdale Shareholder Services Inc. (at the fax number and address below) by 5:00 p.m. (Vancouver time) on April 18, 2006, or if the Meeting is postponed or adjourned, prior to 5:00 p.m. (Vancouver time) three business days preceding the date to which the Meeting is adjourned or postponed.  IF YOU HAVE ALREADY COMPLETED AN ANORMED PROXY AND WISH TO CHANGE YOUR VOTE, YOU SHOULD COMPLETE THIS PROXY.

9.

Please sign, date and return your proxy today by (i) fax (at the respective number specified below) or (ii) in the enclosed postage-paid envelope, or by mail to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 156, Toronto, Ontario M5X 1C7.

TIME IS OF THE ESSENCE – FAX OR MAIL YOUR PROXY TODAY – PROXIES MUST BE RECEIVED BY APRIL 18, 2006.

PLEASE ENSURE THAT YOU SIGN AND DATE THE PROXY.

Telephone Toll Free: 1-866-639-8089 Local Fax: 416-867-2271 Toll Free Fax: 1-866-545-5580

If you have any questions or require assistance in voting your AnorMED common shares, please call Kingsdale Shareholder Services Inc.:
North America Toll-Free: 1-866-639-8089  Outside North America: 1-416-867-2315